Exhibit 16.1

May 7, 2018

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Amneal Pharmaceuticals, Inc., formerly known as Atlas Holdings, Inc., (the “Company”) and, under the date of March 9, 2018, we reported on the consolidated financial statements of the Company as of December 31, 2017 and for the period from October 4, 2017 (date of inception) to December 31, 2017. On May 4, 2018 we were dismissed. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated May 7, 2018, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement that the change was approved by the Audit Committee of the Board of Directors, and we are not in a position to agree or disagree with the Company’s statements in the paragraph in the section “Engagement of a New Registered Public Accounting Firm”.

Very truly yours,

/s/ KPMG LLP